Exhibit 4.2

FIRST AMENDMENT

to the

AMENDED AND RESTATED RIGHTS AGREEMENT

between

HPSC, INC.

and

FLEET NATIONAL BANK, as successor in interest to BANKBOSTON,  N.A.

This First Amendment to the Amended and Restated Rights Agreement (the “Amendment”) is made and entered into as of August 13, 2003 between HPSC, INC., a Delaware corporation (the “Company”), and FLEET NATIONAL BANK, as successor in interest to BankBoston, N.A., c/o EquiServe, L.P., as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Effective August 3, 1993 (the “Rights Dividend Declaration Date”) the Board of Directors of the Company authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of Common Stock (as hereinafter defined) of the Company outstanding as of the Close of Business on August 13, 1993 (the “Record Date”), each Right representing the right to purchase one one-hundredth of a share of Series A Preferred Stock, $1.00 par value (“Preferred Stock”), upon the terms and subject to the conditions set forth in the Rights Agreement, and further authorized and directed the issuance of one Right with respect to each share of Common Stock issued between the Record Date and the earlier of the Distribution Date and the Expiration Date.

WHEREAS, the Company and the Rights Agent entered into the Amended and Restated Rights Agreement dated as of September 16, 1999 (the “Rights Agreement”);

WHEREAS, Section 27 of the Rights Agreement provides that, for so long as the Rights are redeemable, the Company may in its sole and absolute discretion supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights;

WHEREAS, neither the Distribution Date, the Share Acquisition Date or such commencement of a tender offer or exchange has occurred;

WHEREAS, the Company desires to amend the Rights Agreement to extend the Final Expiration Date of the Rights to August 13, 2013; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, on August 13, 2003, the Board of Directors of the Company approved an amendment to the Rights Agreement effective August 13, 2003 (the “Effective Date”).

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.               Capitalized Terms. All capitalized terms used but not defined herein shall have the meaning assigned thereto in the Rights Agreement.

2.               Amendment.

(a)                                  Section 7(a)(i) of the Rights Agreement is amended by deleting the reference to “August 13, 2003” and substituting in its place “August 13, 2013” as the Final Expiration Date.

(b)                                 Section 7(b) of the Rights Agreement is amended by deleting the reference to “$20.00” and substituting in its place “$40.00” as the Exercise Price.

3.               Effective Date. This Amendment shall become effective as of the Effective Date as set forth above.

4.               Effect of Amendment.  Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect in accordance with the provisions thereof on the date hereof.

5.               Governing Law.  This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without reference to the conflicts or choice of law provisions thereof.

6.               Certification.  The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the Board of Directors of the Company duly adopted and approved at a meeting held August 13, 2003, hereby certifies to the Rights Agent that this amendment is in compliance with Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed as of the day first above written.

HPSC, INC.

By:	/s/ John W. Everets
Name: John W. Everets
Title: Chairman and CEO